AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  AUGUST 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

CRYOPAK INDUSTRIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of CRYOPAK INDUSTRIES INC. (the "Company") will be held in the Company’s offices at 1053 Derwent Way, Delta, British Columbia, on Tuesday, September 23, 2003 at 4:00 p.m. for the following purposes:

1.

To receive and consider the Report of the Directors.

2.

To receive and consider the audited financial statements of the Company for the year ended March 31, 2003 together with the auditors' report thereon.

3.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4.

To fix the number of directors for the ensuing year at  six.

5.

To elect directors for the ensuing year.

6.

To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, CIBC Mellon Trust Company, The Oceanic Plaza, P.O. Box 1900, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof.  Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 15th  day of August, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“Martin Carsky”

Martin Carsky

Chief Financial Officer

REPORT TO SHAREHOLDERS

Our main objective for this past fiscal year was to accelerate our growth while demonstrating our first annual profit. We generated record sales, in part due to the October 2002 acquisition of the Ice-Pak group of companies, but we also had a disappointing bottom-line result for the year. This was primarily due to a significant investment in the pursuit of the pharmaceutical packaging business, which increased our expenses, the strengthening of the Canadian dollar relative to the US dollar, which impacted our gross profit on sales, and the lack of appropriate management information systems, which impaired our ability to make business decisions.

As a result of this performance, we have made some significant changes to the management team and we quickly implemented a  “back to basics” review of our entire operation. This is an on-going process and will continue throughout the fiscal year. We have reassessed our vision, the market, and our performance and have concluded that the business proposition is both sound and achievable.  We believe that there are two key factors that support the existing corporate strategy:

First, all of the Company’s market segments represent significant opportunities:

-  the retail market is large and is growing

-  the industrial/ value-added-reseller (“VAR”) segment continues to have consistent growth with only direct sales support

-  we continue to penetrate the pharmaceutical business

Second, we have the product portfolio to increase business in each segment:

-  our unique Flexible Ice Blanket has positive acceptance and high growth potential in all three business segments

-  the Ice-Pak product line, together with our other products, continues to exhibit sales growth in the retail segment and provides us with an array of both premium and commodity products

Our short-term business goal is to generate positive cash flow over the next 12 months while re-building our platform for future growth. The new management team has reduced all non-essential spending, we are undergoing a process of reviewing our product lines to see where we can improve our margins, and we are installing a new management information system so that we have the information to better manage our business.  Over the long term, our business strategy has not changed.

In developing our short-term plan, the Company reviewed its vision, goals and strategic direction. The conclusion of this review is that the key fundamentals for long-term profitable growth have not changed.

-  We have a well-balanced portfolio of products and brands

-  Those products are sold to diverse and growing business segments

-  We have a strong competitive advantage with the Flexible Ice™ Blanket

Our corporate vision “to be the premier supplier of temperature controlling packaging solutions” remains intact, and the new management team is committed to enhancing shareholder value.

We thank you for your continued support.

/s/ “John Morgan”	/s/ “Martin Carsky”	/s/ “Steve Belitzky”
John Morgan	Martin Carsky	Steve Belitzky
President & CEO	Chief Financial Officer	Chief Operating Officer

Information Circular

#

CRYOPAK INDUSTRIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT JULY 31, 2003.

I.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of CRYOPAK INDUSTRIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company.  The cost of solicitation will be borne by the Company.

II.

COMPLETION AND DEPOSIT OF PROXIES

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company.  A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF A BENEFICIAL SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED IN THE ACCOMPANYING PROXY AS PROXYHOLDERS TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING.  TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE ACCOMPANYING PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER FORM OF PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate boxes on the form of proxy.  Provided such directions are certain, these persons so named as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.  If the shareholder or intermediary acting on behalf of a beneficial shareholder wishes to confer discretionary authority to the named proxyholder with respect to any matter to be voted on, then the boxes should be left blank.  IF A PERSON PROPOSED BY MANAGEMENT IS APPOINTED AS PROXYHOLDER, WHERE NO VOTING CHOICE IS INDICATED ON THE PROXY, THAT PERSON WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.  The enclosed Proxy also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be brought before the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the persons named as proxyholders in the accompanying form of proxy may vote the share represented by that proxy on such matters in accordance with the best judgment of the nominee.

To be valid, a Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder.  In the case of a corporation, a proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, CIBC MELLON TRUST COMPANY, OCEANIC PLAZA, P.O. BOX 1900, SUITE 1600, 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3K9 (FACSIMILE 604-688-4301), AT LEAST 48 HOURS (EXCLUDING SATURDAY AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.  BENEFICIAL SHAREHOLDERS WHO RECEIVED THESE MATERIALS THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III.

REVOCATION OF PROXIES

A shareholder or intermediary acting on behalf of a shareholder who has given a proxy or other voting instructions may revoke it. Revocation can be effected by: (1) an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at 1053 Derwent Way, Delta, British Columbia V3M 5R4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement; (2)  signing a proxy bearing a later date and depositing it as provided above; (3) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (4) any other manner permitted at law.  Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

IV.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors.

V.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to vote at the Meeting, namely, common shares without par value.  All issued shares are entitled to one non-cumulative vote per share.  There are 32,295,304 common shares issued and outstanding.

Only those common shareholders of record on August 12, 2003 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances, except as follows:

Name	Number of Shares	Percentage of Outstanding Shares

Esarbee Investments Limited	3,515,000	10.9%
Andell Holdings LLC	2,015,000	6.2%

Note:  Esarbee Investments Limited and Andell Holdings LLC file as a group in the U.S.

VI.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

Election of Directors

The management proposes to nominate, at the Meeting, the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors to be elected at the Meeting at six.  This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation(1)	Previously a Director	Shares Owned(2)
John F. Morgan President, CEO & Director	President and CEO of the Company	since March, 1999	623,500
John McEwen (3) (4) Chairman of the Board & Director	President of Discovery Capital Corporation	since August, 1995	187,895
Ross G. Morrison (4) (5) Director	President of Bunn-o-Matic Corporation of Canada Ltd.	since April, 1999	Nil
Robert Fisher (3) Director

Principal and co-founder of Sandoz Family Financial Foundation – America since June 2000; Chairman of KremeKo, Inc. in Canada since February 2001; previously founded Schroder Wertheim's Los Angeles office in 1989 and was active in its operations until July 2000.

		since September, 2002	Nil
Robert Fetherstonhaugh (4) (5) Director	President of Claridge Inc. and President of Claridge SRB Investments since 2001; currently a Director and previously Deputy Chairman of Trader.com until 2001; currently Director of Stake Technology	since October, 2002	Nil
Donald M. Lyons (3) (5) Director	Chairman of the Toronto Fire Department Superannuation and Benefit Fund Committee since 1995; previously director and Chief Financial Officer of Sagit Investment Management Ltd. from 1988 to July 2002	since September, 2002	7,500(6)

(1)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2)

The number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of July 31, 2003.

(3)

Member of Audit Committee.

(4)

Member of Compensation Committee.

(5)

Member of Governance Committee.

(6)

Held through Parcel & Post Inc., a company wholly-owned by Mr. Lyons.

The Company does not have an Executive Committee.

All of the above persons are ordinarily resident in Canada, except for Robert Fisher who resides in the United States.  Pursuant to Section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on  July 15, 2003.  No additional nominations were received as a result of such notice.

The management of the Company is not aware that any of the above nominees will be unable or unwilling to serve but, should management become aware of such an occurrence before the election of directors takes place at the Meeting, then if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom management, in its discretion, may select.

Appointment of Auditors

Unless instructed, the persons named as proxyholders in the enclosed Proxy will vote for the appointment of KPMG LLP, Chartered Accountants as auditors for the Company.

KPMG LLP were first appointed auditors by the Company’s directors on March 25, 2002 as a result of the resignation of the previous auditors.

Management proposes that KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, be appointed as Auditors of the Company for the ensuring year and that the directors be authorized to fix their remuneration.

VII.

STATEMENT OF EXECUTIVE COMPENSATION

Disclosure is provided herein respecting: (a) each CEO of the Company, despite the amount of compensation of that individual; (b) each of the Company's four most highly compensated Executive Officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not provided herein respecting an Executive Officer whose total salary and bonus does not exceed $100,000; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an Executive Officer of the Company at the end of the most recently completed financial year end.  For the purposes of this disclosure:

"Executive Officer" means an individual who at any time during the financial year was: (a) the Chair of the Company, if that individual performed the functions of the office on a full-time basis; (b) a Vice-Chair of the Company, if that individual performed the functions of the office on a full-time basis; (c) the President of the Company; (d) a Vice-President of the Company in charge of a principal business unit, division or function such as sales, finance or production; or (e) an Officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a director of the Company or any of its subsidiaries.

"SARS" or "stock appreciation right" means a right granted by the Company or any subsidiary, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table below under the column entitled “Other Annual Compensation”, unless the aggregate amount of such compensation is no greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year. If applicable, each perquisite or other personal benefit exceeding 25 percent of the total perquisites and other personal benefits reported for an executive officer are identified by type and amount in a footnote to the other annual compensation column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John F. Morgan President and CEO (1)	Mar. 31, 2003 Mar. 31, 2002 Mar. 31, 2001	30,000 10,000 Nil	Nil Nil Nil	$153,771(2) $166,478(2) $165,862(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $200,000(3) Nil
Harry Bygdnes Former Chairman of the Board (4)	Mar. 31, 2003 Mar. 31, 2002 Mar. 31, 2001	$91,667 $110,000 $110,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 195,000	Nil Nil Nil	Nil Nil Nil	$15,000(5) $18,000(5) Nil
Charn Rai Vice-President Manufacturing (6)	Mar. 31, 2003 Mar. 31, 2002 Mar. 31, 2001	$125,000 $125,000 $67,708	Nil Nil Nil	Nil Nil Nil	Nil Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Doug Reid (7) CFO	Mar. 31, 2003 Mar. 31, 2002 Mar. 31, 2001	Nil Nil Nil	$25,000 Nil Nil	$96,000 $96,000 $44,500	Nil Nil 350,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Since February 5, 2001 (formerly President and CEO of Cryopak Corporation).

(2)

Consulting fees paid through Peak Capital Corporation, a company controlled by Mr. Morgan.

(3)

Represents signing bonuses by way of interest-free, forgivable loans in the aggregate amount of $200,000, which were utilized to purchase shares and warrants of the Company and to exercise the  OSC warrants.

(4)

President and CEO from February 5, 2001 to May 21, 2002.  Mr. Bygdnes resigned as a director of the Company on July 4, 2003.

(5)

Includes car allowance of $11,814.

(6)

Vice-President of Manufacturing for the Company and President of Northland Ice Gel Incorporated since September 14, 2000.

(7)

Mr. Reid resigned as the Company’s Chief Financial Officer on June  9, 2003.

The terms and conditions of the employment contracts or arrangements with the above mentioned executive officers are as follows:

John F. Morgan was employed as President and CEO of the Company for a term of 2 years commencing February 7, 2001.  This term was extended for a further 2 years to February 7, 2005.  His base salary is $75,000 per year.  If Mr. Morgan’s employment is terminated by the Company without cause, on less than 6 months notice, or by Mr. Morgan for Good Reason (as defined in the employment agreement), he is entitled to receive severance pay of $225,000 (Mr. Morgan is entitled to receive $750,000 if such termination occurs within 30 days following a Control Change, (as defined in the employment agreement).

Peak Capital Corporation (“Peak”), a company in which Mr. Morgan has an interest, entered into a consulting agreement to provide executive and management services to three wholly-owned subsidiaries of the Company. The consulting agreement was for an initial term of 2 years commencing February 7, 2001 and was extended for a further 2 years to February 7, 2005.  Peak is entitled to receive a base management fee of $165,000 during the first year of the extended term and $180,000 during the second year.

Mr. Bygdnes received gross compensation of $9,166.67 per month pursuant to a contract that expired on January 31, 2003.

Charn Rai is employed by Northland Ice Gel Incorporated (a wholly owned subsidiary of the Company) as its President for a term of 5 years commencing September 14, 2000.  He also acts as the Vice-President of Manufacturing for the Company.   His base salary is $130,000 per year.

Long Term Incentive Plans

No LTIP has been instituted by the Company and none are proposed at this time.  Accordingly, there is no LTIP Awards Table set out in this Information Circular.  No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Report on Executive Compensation

The Company has a Compensation Committee comprised of John McEwen, Ross G. Morrison and Robert Fetherstonhaugh.  This committee was appointed on September 9, 2002.

The Company’s Compensation Committee has not yet established any specific policies for determining compensation of executive officers.  Compensation decisions are made on an individual basis, taking into account all relevant facts.  Corporate performance bears a relationship to executive compensat ion, as appropriate.

Non cash compensation in the form of incentive stock options has and will continue to be emphasized.  Outstanding options are taken into account when determining whether and how many new option grants will be made.  In establishing levels of remuneration and in granting stock options, the Compensation Committee intends to take into consideration an individual’s performance, level of expertise, responsibilities, length of service with the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.

The compensation of John Morgan as President and CEO of the Company is comprised of a base salary, benefits as are generally available to executives within the Company, and a performance-based incentive bonus in the form of cash and stock options.  This compensation was initially determined in 1999, when Mr. Morgan was retained as President and CEO of Cryopak Corporation.  When Mr.  Morgan became President and CEO of the Company in February 2001, his compensation package was renegotiated (taking into consideration his past performance, level of expertise, responsibilities, length of service with the Company, and the Company’s ability to pay).  This was further extended to February 7, 2005.

By the Compensation Committee:  John McEwen, Ross G. Morrison and Robert Fetherstonhaugh.

Option/SAR Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Option/ SARS granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
John F. Morgan Harry Bygdnes Charn Rai Doug Reid	None None None None	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year End and Financial Year End Option/SAR Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
John F. Morgan Harry Bygdnes Charn Rai Doug Reid	Nil Nil Nil Nil	Nil Nil Nil Nil	750,000 exercisable 147,000 exercisable 316,000 exercisable 150,000 exercisable 100,000 unexercisable 350,000 exercisable	$ 37,500 exercisable $113,840 exercisable $ 25,500 exercisable $ 17,000 unexercisable(1) 0 exercisable

(1)

Based on the difference between the closing trading price of the Common Shares on March 31, 2003 of $0.80 and the exercise prices under such options.

Options and SAR Repricings

There were no options or SAR repricings for Executive Officers during the most recently completed financial year.

Stock Options Outstanding

The following table summarizes the options outstanding under the Company’s Stock Option Plan as at the date of this Information Circular.

Optionees	Number of Common Shares	Exercise Price for Share	Expiry Date of Option
Executive officers, as a group (total number: 2)	850,000	0.52-0.76	Mar/04-Jun/08
Directors who are not also executive officers, as a group (total number: 5)	550,000	0.50-0.95	Jun/06-Oct/07
Other employees of the Company or its subsidiaries	1,300,000	0.55-1.00	Sep/05-Oct/07

Compensation of Directors

(a)

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts, except for John Morgan, the Company’s President and CEO.

VIII.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than as set out herein, none of the directors, executive officers or senior officers of the Company, no proposed nominee for election as director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or its subsidiaries or whose indebtedness to another entity is or was at any time since March 31, 2002, the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company or any of its subsidiaries.

The aggregate indebtedness to the Company and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company and its subsidiaries outstanding as at July 31, 2003 in connection with a purchase of securities of the Company or its subsidiaries is $394,000.

The following table sets out certain information with respect to the indebtedness, other than routine indebtedness, to the Company or any of its subsidiaries of the directors, executive officers or senior officers of the Company or any of its subsidiaries in connection with the purchase of securities of the Company.

Table of Indebtedness of Directors, Executive Officers and Senior Officers in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at July 31, 2003	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness
John F. Morgan (President and CEO)	Subsidiary (1) (as Lender)	$394,000	$394,000	NIL	NIL

(1)

The foregoing amounts represent signing bonuses by way of interest free, forgivable loans made to Mr. Morgan which were used for the purposes of purchasing a total of 500,000 common shares.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other Than in Connection with a Purchase of Securities of the Company or its Subsidiaries

The following table sets out certain information with respect to the indebtedness, other than routine indebtedness, to the Company or any of its subsidiaries of the directors, executive officers or senior officers of the Company or any of its subsidiaries other than in connection with the purchase of securities of the Company.

Name & Principal Position with the Company	Involvement of Company or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at July 31, 2003
Harry Bygdnes (former Director(1)) joint and several with Leigh Jeffs (former Director)	Company(2) (as Lender)	$88,590	$73,304

(1)

Formerly Chairman of the Board from February 5, 2001 to May 21, 2002 and Director until July 4, 2003.

(2)  The above amounts represent advances on contractual royalties owing by the Company to the debtors  under a license agreement with respect to the sale of the Company’s Flexible Ice™ Blanket. These advances currently bear interest at the annual rate of 4.5%, calculated and payable monthly.   These advances were due to be paid down to $75,000 through the sale of certain earn-out shares which were released from escrow to Mr. Bygdnes in July 2003.   The balance remaining was due to be paid in full no later than March 31, 2003.  There is currently no security for this indebtedness.  Further, in the event of any default by the debtors, the Company has a right of set-off against any ongoing compensation from the Company.  Currently, the royalty entitlement of the debtors is being set off against the remaining outstanding indebtedness.

Performance Graph

The following graph compares the Company’s 5 year share price performance (assuming an investment of $100 at the beginning of the measurement period) to the Common Shares of the Company as compared to the current TSX Venture Composite Index (VIJX) and its corresponding adjusted predecessor index.  The March 31 year end values are based upon the closing share price plus dividends (if any) reinvested during the year.

IX.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein or in a previous information circular of the Company.

X.

MANAGEMENT CONTRACTS

Management services for the Company or any subsidiary are not, to any substantial degree, performed by persons other than a director or the senior officers of the Company or any subsidiary.

DATED at Vancouver, British Columbia, this 15th day of August, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ “Martin Carksy”

Martin Carsky

Chief Financial Officer

Proxy

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CRYOPAK INDUSTRIES INC.

TO BE HELD AT 1053 DERWENT WAY,

DELTA, BRITISH COLUMBIA

ON TUESDAY, SEPTEMBER 23, 2003, AT 4:00 P.M.

The undersigned Shareholder of the Company hereby appoints Martin Carsky, the Chief Financial Officer of the Company, or in the place of the foregoing,

            (please print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the Meeting or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To fix the number of Directors at six

2. To appoint and remunerate KPMG LLP, Chartered Accountants
	For	Withhold
3. To elect as Director – John F. Morgan
4. To elect as Director – John A. McEwen
5. To elect as Director – Ross G. Morrison
6. To elect as Director – Robert Fetherstonhaugh
7. To elect as Director - Robert C. Fisher
8. To elect as Director – Donald M. Lyons

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:                _________________________________________

Please Print Name:      _________________________________________

Date:                              _________________________________________

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.      This Proxy is solicited by the Management of the Company.

2.       This form of proxy (“Instrument of Proxy”) may not be valid unless it is signed by the Shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.       If this Instrument of Proxy is not dated in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by CIBC Mellon Trust Company.

4.      A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

(a)

If the Shareholder is registered as such on the books of the Company, simply register the Shareholder’s attendance with the scrutineers at the Meeting.

(b)

If the securities of a Shareholder are held by a financial institution, (i) cross off the management appointees’ names and insert the Shareholder’s name in the blank space provided;

(ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent.  At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder’s vote will be counted at that time.

5.      A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

(a)

To appoint one of the management appointees named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy.  Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

(b)

To appoint another person, who need not be a Shareholder of the Company, to vote according to the Shareholder’s instructions, cross off the management appointees’ names and insert the Shareholder’s appointed proxyholder’s name in the space provided, and then sign, date and return the Instrument of Proxy.  Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder’s appointed proxyholder.

6.      The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.       If a registered Shareholder has returned the Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person should the Shareholder later decide to do so.  However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of CIBC MELLON TRUST COMPANY by mail or by fax no later than forty eight (48) hours (excluding Saturday and holidays) prior to the time of the Meeting or adjournment thereof.

The mailing address of CIBC Mellon Trust Company is P.O. Box 1900, Vancouver, British Columbia, V6C 3K9 and its fax number is (604) 688-4301.

<B>CRYOPAK INDUSTRIES INC

KPMG  LLP

Chartered Accountants

Box 10426, 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the adoption of the new accounting standards relating to business combinations, goodwill and other intangible assets, and stock-based compensation as described in note 4 to the consolidated financial statements, on a consistent basis.

The consolidated financial statements for the year ended March 31, 2001 were audited by another firm of chartered accountants who, prior to the adjustments related to the restatement described in note 2 to the consolidated financial statements, expressed an opinion without reservation on those statements in their report dated June 6, 2001.  We have audited the adjustments to the 2001 consolidated financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ “KPMG LLP”

Chartered Accountants

Vancouver, Canada

June 20, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated June 20, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ “KPMG LLP”

Chartered Accountants

Vancouver, Canada

June 20, 2003

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2003 and 2002

2003

2002

Assets

Current assets:

Cash and cash equivalents

$               -

$     42,615

Short-term investments

6,133

132,000

Accounts receivable, allowance for doubtful accounts (schedule 1)

3,999,698

1,949,428

Advances to related company (note 8)

88,590

150,567

Inventory (note 6)

2,164,001

838,052

Prepaid expenses

281,147

314,667

6,539,569

3,427,329

Property, plant and equipment (note 7)

1,846,592

1,082,809

Long-term deposits

112,285

-

Intangible assets (note 9)

1,501,981

472,463

Goodwill (note 9)

5,953,268

2,394,450

$15,953,695

$7,377,051

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness (note 10)

$2,621,928

$    417,797

Accounts payable and accrued liabilities

3,658,897

1,862,375

Current portion of notes payable to related parties

166,667

503,129

Current portion of obligations under capital lease

210,424

180,469

Convertible loan

3,610,180

-

Deferred revenue

123,408

-

10,391,504

2,963,770

Convertible loan (note 11)

-

3,467,213

Note payable to related parties (note 8)

333,333

-

Obligations under capital lease (note 12)

366,204

567,722

11,091,041

6,998,705

Shareholders’ equity:

Share capital (note 13)

7,736,061

846,650

Convertible loan (note 11)

373,735

373,735

Share purchase loan (note 15)

(394,000)

(394,000)

Warrants (note 13 (f))

225,610

-

Additional paid-in capital

296,379

-

Deficit

(3,375,131)

(448,039)

4,862,654

378,346

$15,953,695

$7,377,051

Operations (note 1)

Commitments and contingencies (note 18)

Subsequent events (note 22)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “John F. Morgan”

Director

/s/ “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

(Restated -

note 2)

Sales

$14,198,463

$8,452,729

$5,322,079

Cost of sales (schedule 2)

8,654,341

4,573,482

3,105,311

Gross profit

5,544,122

3,879,247

2,216,768

Expenses:

Sales and marketing (schedule 3)

3,770,747

1,501,687

1,372,557

Administration (schedule 3)

2,913,445

1,490,739

1,097,988

Amortization

583,741

338,643

336,005

Interest on bank operating line

115,674

59,326

34,008

7,383,607

3,390,395

2,840,558

Earnings (loss) from operations

(1,839,485)

488,852

(623,790)

Other earnings (expense):

Retirement allowance

-

-

(234,667)

Other income

196,529

18,815

74,488

Interest on long-term debt and other
finance costs

(777,886)

(781,426)

(606,652)

(581,357)

(762,611)

(766,831)

Loss for the year

(2,420,842)

(273,759)

(1,390,621)

Deficit, beginning of year

(448,039)

(11,653,593)

(10,199,372)

Dividend paid on class A preferred shares

-

-

(63,600)

Cash Settlement of Contingent Shares
(note 13(d))

(506,250)

-

-

Allocation of deficit to reduce share
capital (note 13(e))

-

11,479,313

-

Deficit, end of year

$(3,375,131)

$    (448,039)

$(11,653,593)

Loss per share (notes 2 and 17)

$(0.08)

$ (0.01)

$(0.07)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

(Restated -

Cash provided by (used in):

note 2)

Operations:

Loss for the year

$(2,420,842)

$   (273,759)

$(1,390,621)

Items not involving cash:

Amortization

583,741

446,051

407,539

Accretion of convertible loan (note 2)

142,967

137,307

107,668

Bonus shares

-

50,000

-

Stock-based compensation

296,379

-

-

Write-off of property, plant and equipment

21,678

-

-

Changes in non-cash operating working capital:

Accounts receivable

(928,896)

(424,610)

(170,566)

Advances to related company

61,977

3,525

39,564

Prepaid expenses

86,421

(278,440)

(1,845)

Inventory

(498,915)

(214,835)

(189,997)

Accounts payable and accrued liabilities

1,085,999

662,812

49,382

Deferred revenue

123,408

-

-

(1,446,083)

108,051

(1,148,876)

Investments:

Acquisition, net of cash acquired (note 5)

(5,284,656)

-

(2,401,554)

Purchase of property, plant and equipment

(363,374)

(80,314)

(40,522)

Proceeds on disposal of property, plant and
equipment

-

-

175,000

Purchase of intangible assets

-

-

(403,902)

Proceeds from sale of short-term investments

125,867

-

-

Payment of long-term deposits

(112,285)

-

-

(5,634,448)

(80,314)

(2,670,978)

Financing:

Proceeds from bank indebtedness

1,714,619

304,624

34,485

Repayment of capital lease

(171,563)

(122,255)

(97,101)

Issuance of shares for cash

7,680,270

10,299

216,160

Share issue costs

(539,864)

(76,856)

-

Settlement of contingent shares

(506,250)

-

-

Proceeds from convertible loan

-

-

2,140,973

Proceeds from notes payable

-

-

462,097

Repayment of notes payable

(503,129)

(123,938)

(275,632)

Repayment of term loan

(636,167)

-

-

7,037,916

(8,126)

2,480,982

Increase (decrease) in cash and cash equivalents

(42,615)

19,611

(1,338,872)

Cash and cash equivalents, beginning of year

42,615

23,004

1,361,876

Cash and cash equivalents, end of year

$             -

$    42,615

$    23,004

Supplementary information (note 19).

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

1.

Operations:

Cryopak Industries Inc. (the "Company") is incorporated under the laws of British Columbia.  The Company develops, manufactures and markets temperature-controlling products including a patented, flexible, re-usable thermal blanket.  Cryopak products, including gel packs and related products, are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily household cooling applications.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the years ended March 31, 2003, 2002 and 2001, the Company incurred losses of $2,420,842, $273,759 and $1,390,621 (restated – note 2), respectively, and during the year ended March 31, 2003, the Company experienced negative cash flow from operations of $1,446,083.  As at March 31, 2003, the Company has a deficit of $3,375,131, a working capital deficiency of $3,851,935, and is in violation of certain debt covenants (note (10(a)).  The bank has not indicated what action, if any, is contemplated as a result of this non-compliance.  In addition, subsequent to year-end, the Company defaulted on the repayment of the convertible loan (note 22(a)).

The Company’s future operations are dependent upon the continued market acceptance of its products and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, obtaining a waiver from its lender with respect to the Company’s violation of certain debt covenants, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms and to obtain additional financing in order to comply with its debt covenants and to satisfy its working capital and other cash requirements.  There can be, however, no certainty that financing will be available or be available on reasonable terms, that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan, the Company determined that the equity component of the convertible loan was calculated incorrectly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component should be adjusted proportionately.  The consolidated financial statements for the year ended March 31, 2001 have been restated to record these adjustments.  The impact of this restatement on the March 31, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at March 31, 2001:

Convertible loan-liability

$2,628,530

$701,376

$3,329,906

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

3,026,190

43,213

3,069,403

Deficit

11,529,768

123,825

11,653,593

Year ended March 31, 2001:

Interest on long-term debt and other
finance costs

482,827

123,825

606,652

Loss for the year

1,266,796

123,825

1,390,621

Loss per share

0.06

0.01

0.07

Accretion of the effective debt discount of $142,967 has been recorded for the year ended March 31, 2003 (2002 - $137,307).

3.

Significant accounting policies:

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 21.

(a)

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive - a Barbados corporation), Cryopak Corporation, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc., Northland Ice Gel Incorporated, 2796112 Canada Inc., Ice Pak Ltd./Ltee and Ice-Pak Inc.  The accounts of its subsidiaries are included from the date of acquisition.  All significant intercompany transactions and balances have been eliminated.

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment and estimates includes the allocation of purchase price on business acquisitions, assessments of impairment of property, plant, equipment, goodwill and intangible assets, for rates of amortization, and on recoverability of future income tax balances.  Actual results could differ from those estimates.

(c)

Cash equivalents:

Cash equivalents include short-term deposits, which are highly liquid securities with a term to maturity of three months or less when acquired.  Short-term deposits are valued at cost.

(d)

Short-term investments:

Short-term investments are recorded at the lower of cost and quoted market value.

(e)

Inventory:

Inventory is valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in first-out (“FIFO”) method of valuation.  Included in the cost of finished goods is the cost of materials, direct labour, and an allocation of overhead costs.

(f)

Property, plant and equipment:

Property, plant and equipment are initially recorded at cost.  Amortization is subsequently provided on a straight-line basis over the following periods:

Asset	Period

Computer hardware	3 years
Computer software	2 years
Furniture, fixtures, machinery, automotive equipment, dies, plates, moulds and office equipment	5 years
Leasehold improvements	Lesser of useful life or initial term of lease

The recoverability of property, plant and equipment is based on factors such as future asset utilization and the future undiscounted cash flows expected from the use of the related assets.  An impairment loss is recorded in the period when it is determined that the carrying amount of the asset is not recoverable.  At that time the carrying amount is written down to the undiscounted future cash flows.

(g)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives relate to customer relationships and are amortized over their estimated useful lives of 5 years.  The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Patents are recorded at cost and are amortized on a straight-line basis over 17 years.

(h)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.  The Company currently has one reporting unit.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  The Company completes the first step of the impairment test at the end of the year.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required, but would be carried out if the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss.  The implied fair value of the reporting unit's goodwill is determined in the same manner as the value of goodwill determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.

 (i)

Revenue recognition:

Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured, which is generally upon the later of shipment or when title passes to the customer depending on the contractual terms.  When applicable, a provision is made at the time of sale for anticipated sales returns.  The Company bases its estimates for sales returns on historical experience and has not experienced significant variations between estimated and actual return activity.

(j)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and for tax loss carryforwards.  The resulting changes in the net future income tax asset or liability are generally included in income.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(k)

Translation of foreign currencies:

The functional currency of the Company, including its subsidiaries, is the Canadian dollar.  Transactions in foreign currencies are translated into Canadian dollars at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in income.

(l)

Financing costs:

Financing costs incurred prior to the completion of a financing are deferred and are expensed if the financing is abandoned.  If the transaction is completed, financing costs related to debt securities are deferred and amortized over the term of the related debt and financing costs related to equity securities are recorded as a reduction of the stated value of the applicable equity.  Financing costs related to the convertible loan have been allocated to the debt and equity components based on their relative fair values at the inception of the arrangement.  The deemed debt discount equal to the value assigned to the conversion option classified in equity is accreted over the term of the debt by the effective interest method.  Any unamortized balance of deferred financing costs relating to the conversion of a portion of the convertible loan will be charged to common shares at the time of conversion.

(m)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless they meet certain specified criteria under generally accepted accounting principles for deferral and amortization.  No development costs have been deferred in the current period as these criteria were not met.

(n)

Stock-based compensation:

The Company has a stock-based compensation plan.  No compensation expense is recognized for this plan when share options are issued to employees as options are issued at the market value of the shares at the date of the grant.  Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 13(b)).  The Company recognizes compensation expense for stock options issued to non-employees for services received based on the fair value of the services rendered or equity instrument issued, whichever is more reliably determinable, with an offsetting amount recorded to additional paid-in capital.

(o)

Earnings per share:

Basic earnings before amortization of goodwill per common share is computed by dividing earnings before amortization of goodwill by the weighted average number of common shares outstanding during the period.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The weighted average number of common shares used for both basic earnings per share calculations includes escrow shares from the date when the conditions for their release have been met and includes commitment shares subject to only a time release from the date of the commitment.

Diluted earnings before amortization of goodwill per common share and diluted earnings per common share is calculated using the treasury stock method and reflects the potential dilution of securities by including warrants and stock options in the weighted average number of common shares outstanding for a period, if dilutive.

(p)

Related party transactions:

Related party transactions in the normal course of operations are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(q)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $136,008 for the year ended March 31, 2003 from that which would otherwise have been calculated.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The loss before amortization of goodwill for all periods presented is as follows:

2003

2002

2001

(Restated

- note 2)

Loss for the year

$

2,420,842

$

273,759

$

1,390,621

Amortization of goodwill

-

136,008

72,560

Loss before amortization of goodwill

$

2,420,842

$

137,751

$

1,318,061

Loss per share:

Before amortization of goodwill

$

(0.08)

$

(0.01)

$

(0.07)

Goodwill was reviewed for impairment in the current year, and no impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards.  The Company is required to record compensation expense for all awards granted to non-employees on or after April 1, 2002.  For the year ended March 31, 2003, the Company recorded $296,379 of stock-based compensation expense.

5.

Business acquisitions:

(a)

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries, Ice-Pak Ltd./Ltee and Ice-Pak Inc. (collectively, “Ice-Pak”).  Ice-Pak is in the business of manufacturing and selling gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for consideration of $5,920,247.  The results of operations have been consolidated since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash

$

5,591

Current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,558,818

Total assets acquired

7,772,768

Current liabilities

(1,852,521)

Purchase price

$

5,920,247

Consideration:

Cash

$

5,000,000

Acquisition costs

290,247

Note payable to vendors (note 8(b))

500,000

565,610 common shares

500,000

Contingency reserve

(370,000)

$

5,920,247

The common shares are held in escrow and are subject to be released when certain revenue targets are achieved over a three year period from the date of acquisition.  Any shares not released will be cancelled.  Due to the uncertainty that some shares may not be released, a reserve of $370,000 has been set up to reduce share capital and the cost of the acquisition.  The release from escrow of any shares which have been reserved will be recorded as an additional cost of the acquisition at the date their release is determinable.

Contingent consideration of $500,000 is payable based on Ice-Pak achieving certain revenue targets for the period October 1, 2002 to September 30, 2003.  Any additional consideration payable will be recorded as an additional cost of the acquisition at the date the revenue targets are achieved.

(b)

On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc. (“NCP”), a company providing automated packaging services, and Northland Ice Gel Incorporated (“NIG”), a company which manufactures ice gel and other gel products.  The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition.  The Company’s interest in the net assets acquired at their fair values was as follows:

Assets

$

1,629,377

Goodwill

2,536,465

Liabilities

(1,122,621)

$

3,043,221

Consideration:

Cash

$

2,401,554

1,166,667 common shares

641,667

$

3,043,221

Of the 1,166,667 common shares issued, 500,000 shares have been placed in escrow.  All the common shares issued have been recorded at the fair value of the shares at the acquisition date.  The escrow shares will be released to the vendor provided that NCP together with NIG achieves certain earnings targets.  All shares not released by September 30, 2005 will be cancelled.

6.

Inventory:

2003

2002

Raw materials

$

1,273,252

$

634,345

Finished goods

890,749

203,707

$

2,164,001

$

838,052

7.

Property, plant and equipment:

Accumulated

Net book

2003

Cost

amortization

value

Computer hardware

$

166,232

$

47,174

$

119,058

Computer hardware under capital lease

24,034

18,189

5,845

Computer software

202,813

36,456

166,357

Furniture and fixtures

38,673

17,034

21,639

Machinery under capital lease

1,098,657

418,148

680,509

Machinery

708,385

132,503

575,881

Dies/plates/molds

80,118

8,012

72,106

Automotive equipment

3,084

308

2,777

Office equipment

63,757

16,223

47,534

Leasehold improvements

190,921

36,035

154,886

$

2,576,674

$

730,082

$

1,846,592

Accumulated

Net book

2002

Cost

amortization

value

Computer hardware

$

82,628

$

62,307

$

20,321

Computer hardware under capital lease

24,034

10,178

13,856

Computer software

7,211

6,276

935

Furniture and fixtures

35,562

15,893

19,669

Machinery under capital lease

1,156,235

219,094

937,141

Machinery

55,870

33,914

21,956

Office equipment

44,612

9,990

34,622

Leasehold improvements

46,592

12,283

34,309

$

1,452,744

$

369,935

$

1,082,809

8.

Related party transactions and balances:

(a)

Advances to related company:

The advances are due from N.C.K. Holdings Inc., which is owned by two former directors of the Company, and its principals, jointly and severally, (collectively the “debtors”), are due on demand and bear interest at 4.5% per annum, payable monthly.

The debtors agreed to deposit 200,000 common shares of the Company as collateral for the advances.  Interest income totaled nil in 2003 (2002 - $6,532; 2001 – $967).

(b)

Notes payable to related parties:

	2003	2002
Notes payable issued on acquisition (note 5(a)), bearing interest at the bank prime rate plus 2% per annum, repayable in three equal payments on September 30, 2003, 2004 and 2005	$ 500,000	$ -

Notes payable assumed on acquisition and payable to employees and a company controlled by an employee (note 5(b)), bearing interest at 12% per annum and due on demand	$ -	$ 396,462

Retirement allowance payable to a former executive of the Company, non-interest bearing and repayable in monthly payments of approximately $10,667 commencing February 1, 2001 and ending January 31, 2003	$ -	106,667
	500,000	503,129
Current Portion	166,667	503,129
	$ 333,333	$ -

Interest paid totaled nil (2002 - $48,680; 2001 - $37,701).  In addition, during the year ended March 31, 2002, the Company issued 100,000 common shares to the employees and a company controlled by an employee for not demanding repayment prior to March 31, 2002.

(c)

Related party transactions:

(i)

Professional fees, included in administration expense, include $112,500 (2002 - $96,000; 2001 - $44,500) paid to a company owned by a director of the Company.

(ii)

Management fees, included in administration expense, include $153,771 (2002 - $146,479; 2001 - $165,862) paid to a company which the President has an interest in, and nil (2002 – nil; 2001 - $183,333) paid to another company owned by two directors of the Company.

(c)

Related party transactions:

(iii)

Royalties, included in sales and marketing expenses, paid in cash in the year to a company owned by two directors of the Company, amounted to $67,276 (2002 - $60,308; 2001 - $42,072).  In 2001, the Company acquired patent licenses for $100,000 from this company.

(iv)

Consulting fees, included in administration expense, include $86,000 (2002 – nil; 2001 - $183,333) paid to a company owned by certain shareholders of the Company and where a director of the Company is an executive.

(v)

Legal fees, included in administration expense, of $29,715 were paid to a law firm of the secretary of the Company.

(vi)

Consulting fees, included in administration expense, include $100,000 paid to the former shareholder of Ice-Pak for the integration of Ice-Pak with the Company.

9.

Goodwill and other intangible assets:

(a)

The changes in the carrying amount of goodwill for the years ended March 31, 2003 and 2002 are as follows:

2003

2002

Balance as at April 1

$

2,394,450

$

2,530,458

Goodwill acquired (note 5(a))

3,558,818

-

Goodwill amortization

-

(136,008)

Balance as at March 31

$

5,953,268

$

2,394,450

(b)

Intangible assets as at March 31 are as follows:

Gross carrying

Accumulated

2003

amount

amortization

Total

Patent license

     $670,814          $468,058      $     202,756

Deferred financing costs

419,079

351,954

67,125

Customer relationships

1,369,000

136,900

1,232,100

Balance as at March 31

$

2,458,893

$

956,912

$

1,501,981

Gross carrying

Accumulated

2002

amount

amortization

Total

Patent license

$     669,434      $    420,951     $      248,483

Deferred financing costs

419,079

195,099

223,980

Balance as at March 31

$

1,088,513

$

616,050

$

472,463

10.

Bank indebtedness:

	2003	2002
$6,000,000 line of credit, due on demand, bearing interest at bank prime plus 1% per annum	$ 2,621,928	$ -

$132,000 line of credit, due on demand, bearing interest at prime plus 1.0% per annum, payable monthly, secured by a $132,000 short-term investment bearing interest at 1.10% and maturing March 24, 2003 (note 10(b))	-	97,797

$320,000 line of credit, due on demand, bearing interest at prime plus 1.5% per annum, payable monthly, secured by a related party (note 10(b))	-	320,000
	$ 2,621,928	$ 417,797

(a)

The $6,000,000 line of credit is secured by a general security agreement over all the assets of the Company and an assignment of all business insurance proceeds and all material contracts of the Company.  Under the credit facility, the Company is required to maintain certain financial performance covenants.  At March 31, 2003, the Company is in violation of certain covenants related to the bank indebtedness.  The bank has not indicated what action, if any, is contemplated as a result of this non-compliance.

(b)

As compensation for providing security, the Company issued 40,000 common shares to a related party during the year.  The fair value of these shares has been recognized at March 31, 2002 as the services had been provided and the obligation to issue existed at that date.

11.

Convertible loan:

2003

2002

Liability component, beginning of year

$

3,467,213

$

3,329,906

Accretion for the year

142,967

137,307

Liability component, end of year

$

3,610,180

$

3,467,213

Equity component

$

415,262

$

415,262

Allocation of financing costs

(41,527)

(41,527)

$

373,735

$

373,735

The convertible loan has a face value of $3,637,500, bears interest at 10% per annum payable annually and matures on June 7, 2003 (note 22(a)).  Accrued interest of $296,979 has been included in accounts payable and accrued liabilities.

The principal of the loan is convertible into units (consisting of one common share and one half share purchase warrant) at the holder’s option at the rate of $1.25 per unit in the first year, $2.00 per unit in the second year and $3.00 per unit in the third year.  The conversion terms further provide that no more than one third of the principal may be converted during each of the periods, except that any amount not converted in a given period may be carried forward to future periods and be convertible at the then prevailing conversion rate.  No amounts have been converted as of March 31, 2003.  Accordingly, as at June 7, 2003, $3,637,500 of the total loan may be converted at the rate of $3.00 per unit.

The equity component of the convertible loan described above was calculated as the difference between the gross proceeds received and the discounted cash flow of repayments based on an annual rate of 15%, which is estimated to be consistent with similar borrowings which would have been available to the Company, without conversion features, at the time the convertible loan was issued.

The debt component of the convertible loan is accreted to its face value at maturity over the term of the debt through a charge to interest expense.

Financing costs of $363,750 were incurred and have been allocated to the debt and equity components based on their relative fair values at the issuance of the instrument.

12.

Obligations under capital lease:

The Company leases certain computer hardware and machinery under capital leases expiring at various dates to February 28, 2007.  The future minimum lease payments under capital leases as of March 31, 2003 are as follows:

2004

$

278,518

2005

224,875

2006

108,155

2007

99,142

710,690

Amount representing interest at rates ranging from 10.3% to 18.0%

134,062

576,628

Current portion

210,424

$

366,204

Interest expense on capital lease obligations for the year ended March 31, 2003 is $94,593 (2002 - $59,601; 2001 - $31,510).

13.

Share capital:

Authorized:

100,000,000 common shares without par value

100,000,000 class A preferred shares without par value, of which 1,500 are designated class A convertible voting preferred shares, series I, 12% cumulative dividend payable in either cash or common shares, at the option of the Company

(a)

Issued and outstanding shares:

Number of

Common shares

shares

Amount

Balance, March 31, 2000

18,706,315

$

10,594,237

Issuance of common shares on:

Exercise of share options and warrants

468,000

216,160

Business acquisition (note 5(b))

1,166,667

641,667

Payment of dividend on class A preferred shares, Series I

63,568

63,600

Conversion of preferred shares

557,894

530,000

Balance, March 31, 2001

20,962,444

12,045,664

Issuance of common shares on:

Exercise of share options and warrants

145,000

110,299

Financing charge (note 8(b))

100,000

50,000

Private placement (note 15)

125,000

100,000

Shares to be issued (note 10(b))

40,000

20,000

Allocation of deficit to reduce share capital (note 13(e))

-

(11,479,313)

Balance, March 31, 2002

21,372,444

846,650

Issuance of common shares on:

Exercise of share options

888,500

480,270

Business acquisition (note 5(a))

565,610

500,000

Contingency reserve (note 5(a))

-

(370,000)

Private placement (note 13(f))

9,000,000

7,200,000

Earn out shares (note 13(d))

468,750

-

Share issue costs

-

(920,859)

Balance, March 31, 2003

32,295,304

$

7,736,061

As at March 31, 2003, 1,065,610 (2002 - 500,000; 2001 – 500,000) common shares issued were held in escrow (note 5).

Number of

Class A preferred shares, series I

shares

Amount

Balance, March 31, 2000

530

$

530,000

Conversion to common shares

(530)

(530,000)

Balance, March 31, 2001, 2002 and 2003

-

$

-

(b)

Share incentive plan:

In 1999, the Company established a share incentive plan whereby the Company may grant options to officers, directors, employees and consultants.  The exercise price of the options is determined by the board of directors, but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed five years.  Options granted are also subject to certain vesting provisions as determined by the board of directors in each individual award agreement.  As at March 31, 2003, 3,016,550 (2002 - 2,811,500; 2001 – 2,411,500) options were exercisable.

Share option transactions for the respective periods presented and the number of share options outstanding are summarized as follows:

Weighted average
Number	exercise price
of shares	per share

Outstanding, March 31, 2000

3,105,000

$0.71

Granted

1,650,000

0.66

Exercised

(173,000)

0.47

Expired

(893,000)

0.75

Outstanding, March 31, 2001

3,689,000

0.69

Granted

650,000

0.52

Exercised

(20,000)

0.52

Expired

(540,000)

0.81

Cancelled

(70,000)

0.59

Outstanding, March 31, 2002

3,709,000

0.64

Granted

1,500,000

0.93

Exercised

(888,500)

0.54

Cancelled

(37,500)

0.50

Outstanding, March 31, 2003

4,283,000

$0.75

The following table summarizes information about share options outstanding as at March 31, 2003:

Options outstanding

Options exercisable

Weighted

average

Weighted

Weighted

Range of

remaining

average

average

exercise prices

Number of

contractual

exercise price

Number of

exercise price

per share

share options

life

per share

share options

per share

$0.35 – $0.53

367,000

2.96

$0.49

357,000

$0.49

$0.55 – $0.82

2,616,000

2.24

0.71

2,214,550

0.71

$0.93 – $1.00

1,300,000

2.70

0.76

445,000

0.86

4,283,000

2.70

$0.75

3,016,550

$0.71

The Company applies settlement accounting to account for stock-based employee compensation awards, and, accordingly, no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock-based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s net loss for the year ended March 31, 2003 would have been increased to the pro forma amounts indicated below.  These pro forma figures do not reflect options granted prior to April 1, 2002, the date of adoption of the new standard (note 4(b)).  The increase in net loss has no impact on the disclosed loss per common share.

Loss for the year:

As reported

$

2,420,842

Pro forma

2,548,976

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

3.75%

Dividend yield

0%

Expected option lives

4.5 years

Volatility

107%

(c)

Share purchase warrants:

Share purchase warrant transactions for the respective periods presented were as follows:

Weighted average

Number

exercise price

of warrants

per warrant

Outstanding, March 31, 2000

972,000

$

0.61

Exercised

(295,000)

0.46

Expired

(455,000)

0.46

Outstanding, March 31, 2001

222,000

1.10

Issued

125,000

0.80

Exercised

(125,000)

0.80

Expired

(222,000)

1.10

Outstanding, March 31, 2002

-

-

Issued (note 13(f))

3,750,000

1.25

Outstanding, March 31, 2003

3,750,000

$

1.25

(d)

Commitments to issue shares:

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc. (“NCK”), a company owned by two former directors of the Company, the Company issued 500,000 common shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents.  The Company was further obligated under the terms of the agreement to issue an additional 3,000,000 common shares for no additional consideration to NCK based upon achieving certain cumulative cash flow criteria.  Effective October 8, 2002, an amended agreement was entered into whereby the 3,000,000 common shares are to be automatically issued over a six year period for no additional consideration.  During the year, 468,750 shares were issued, while $506,250 was paid to settle the obligation related to 675,000 shares and was recorded as an increase to deficit.  The remaining 1,856,250 shares will be issued as follows:

2004

337,500

2005

337,500

2006

337,500

2007

337,500

2008

337,500

2009

168,750

1,856,250

(e)

Allocation of deficit:

During the year ended March 31, 2002, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.

(f)

Private placements:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 shares and the issuance of 3,375,000 warrants.  Each warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years from the closing date.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

In February 2003, the Company completed a private placement in the aggregate amount of $1,200,000 through the sale of 1,500,000 shares.

14.

Financial instruments:

(a)

Fair values:

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values due to the near term maturity of these financial instruments.  Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying values of the Company’s obligations under capital lease and convertible loan approximate their fair values.  However, if the convertible loan was converted to common shares, the value of the common shares would be less than the market value of the shares at March 31, 2003.  The fair value of the share purchase loan, notes payable to related parties and advances to related company are not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

(b)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, short-term investments and accounts receivable.  The Company places its cash equivalents with major commercial banks.  Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, and the Company has obtained insurance coverage for certain significant customers.

(c)

Foreign exchange:

The Company operates internationally, which gives rise to a risk that its earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates.  As of March 31, 2003, the Company has not entered into any foreign currency contracts to manage its foreign currency exposure.

15.

Share purchase loan:

The share purchase loan is due from the Company’s president, is non-interest bearing and is due on February 7, 2011. The loan is forgivable on the earlier of the date the President sells the shares acquired with the loan or six months after his termination.  If at the maturity date of the loan, the fair market value of the shares acquired is less than the purchase price, then the shares may be surrendered and the loan cancelled.  In the event all or a portion of the loan is forgiven as a result of the President selling shares, for accounting purposes compensation expense equal to the forgiven amount of the loan will be recorded in the period the sale occurs.

In the year ended March 31, 2002, the Company provided an additional $200,000 loan to the president that was used to acquire 125,000 shares on the exercise of share purchase warrants and 125,000 shares on a private placement.

16.

Income taxes:

(a)

Effective tax rate:

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 36.98% (2002 - 43.35%; 2001 – 45.35%) to loss before income taxes as shown in the following table:

2003

2002

2001

(Restated –

note 2)

Combined Canadian federal and

provincial income taxes at expected rates

$(895,227)

$(118,675)

$(630,647)

Non-deductible goodwill amortization

-

58,960

37,089

Non-deductible intangible amortization

50,626

-

-

Non-deductible accretion

55,943

59,522

46,674

Other permanent differences

78,222

1,584

114,957

Reduction in Canadian statutory rate

59,026

8,688

92,862

Loss not tax effected

651,410

39,910

339,065

Utilization of losses not previously
recognized

-

(49,989)

-

$

-

$

-

$

-

(b)

Future income tax assets and liabilities:

Future income taxes record the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company has recognized a valuation allowance equal to the net future tax assets due to the uncertainty of realizing the benefits of the assets.  Significant components of the Company’s future tax assets and liabilities as of March 31 are as follows:

2003

2002

Future income tax assets:

Tax loss carryforwards

$

2,106,300

$

1,491,113

Property, plant and equipment

374,271

402,954

Deferred revenue

43,933

-

Financing and share issue costs

289,517

24,375

Gross future income tax assets

2,814,021

1,918,442

Valuation allowance

(2,375,393)

(1,918,442)

Future income tax liability:

Customer relationships

(438,628)

-

$

-

$

-

The future tax assets have not been recognized in these consolidated financial statements, as management does not consider it more likely than not that such assets will be realized in the carry forward period.

(c)

Tax loss carryforwards:

The Company has approximately $6,000,000 of non-capital losses available for utilization against future years’ taxable income which will expire as follows:

Year ending March 31:

2004

$

657,000

2005

663,000

2006

776,000

2007

1,168,000

2008

975,000

2009

169,000

2010

1,592,000

17.

Loss per share:

Loss per share is calculated based upon the weighted average number of common shares outstanding during the year.  Exercise of all of the share options and share purchase warrants referred to in note 13 are anti-dilutive for all periods presented and consequently the loss per share calculated on a basic and diluted basis is the same.

For purposes of calculating loss per share, the loss attributable to common shareholders is determined as follows:

2003

2002

2001

(Restated -

note 2)

Loss for the year

$

(2,420,842)

$

(273,759)

$

(1,390,621)

Dividend paid on class A preferred shares

-

-

(63,600)

Loss attributable to common shareholders

$

(2,420,842)

$

(273,759)

$

(1,454,221)

The weighted average number of common shares outstanding during the year was calculated as follows:

2003

2002

2001

Weighted average number of issued shares

29,143,022

21,042,389

20,962,444

Share commitments

1,456,738

-

-

Contingently returnable escrow shares

(749,488)

(500,000)

(270,833)

Weighted average number of common
shares

29,850,272

20,542,389

20,691,611

18.

Commitments and contingencies:

(a)

At March 31, 2003, the Company was committed under operating leases, primarily relating to office space and equipment, for the following minimum annual rentals:

2004

$

379,819

2005

235,923

2006

12,115

2007

1,617

$

629,474

(b)

Under a license agreement, the Company is obligated to make royalty payments equal to 2% of sales of certain products, and is required to make minimum quarterly royalty payments of $27,500 to June 30, 2004.

 (c)

The Company may also be engaged, from time to time, in legal actions arising in the ordinary course of business and which management believes the ultimate outcome will not have a material adverse effect on operating results, liquidity, or financial position.

19.

Supplementary cash flow information:

2003

2002

2001

Interest paid

$

982,548

$

119,045

$

65,518

Interest received

39,854

8,414

74,488

Income taxes paid

-

-

24,000

Non-cash financing and investing activities:

Issuance of common shares on
acquisition (note 5)

130,000

-

641,667

375,000 warrants issued as finders fee

225,610

-

-

Issuance of note on acquisition (note 5)

500,000

-

-

Issuance of common shares for delaying

 debt repayment

-

50,000

-

Issuance of common shares on preferred

 share conversion

-

-

530,000

Equipment acquired under capital leases

-

412,154

376,585

Share purchase loan

-

200,000

-

Shares issuable as security

-

20,000

-

Dividends paid by issuance of common shares

-

-

63,600

Deferred financing costs amortized to share

capital

155,385

-

-

20.

Segmented information:

In the opinion of management, the Company carried on business in one operating segment, being the design, manufacture and marketing of temperature-controlling products.  Management of the Company makes decisions about allocating resources based on the one operating segment.  A summary of sales by region is as follows:

2003

2002

2001

By region:

Canada

$

2,867,541

$

2,825,686

$

1,278,554

United States

11,167,030

5,621,379

3,975,467

Other

163,892

5,664

68,058

Total sales

$

14,198,463

$

8,452,729

$

5,322,079

Revenues are attributed to countries based on location of customers.

Revenues by major customer are as follows:

2003

2002

2001

By major customer:

Customer A

less than 10%

$

879,104

$

1,200,602

Customer B

less than 10%

1,328,616

806,625

Customer C

less than 10%

832,231

less than 10%

All property, plant, equipment and goodwill are located in Canada.

21.

United States accounting principles:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ, in certain respects, from accounting principles generally accepted in the United States of America ("US GAAP") and from requirements promulgated by the United States Securities and Exchange Commission (“SEC”).  Material measurement differences to these consolidated financial statements are as follows:

(a)

Reconciliation of consolidated statements of operations and comprehensive loss:

2003

2002

2001

(Restated

- note 2)

Net loss in accordance with Canadian

GAAP

$(2,420,842)

$(273,759)

$(1,390,621)

Reversal of amortization of deferred

development costs (i)

-

-

3,706

Adjustment for stock-based compensation

of non-employees (ii)

(26,735)

(317,871)

(18,165)

Reversal of accretion of debt portion of

convertible loan (iii)

142,967

137,307

107,668

Amortization of deferred financing costs

allocated to convertible loan – equity (iii)

(13,842)

(13,842)

(11,301)

Net loss and comprehensive loss in

accordance with US GAAP

(2,318,452)

(468,165)

(1,308,713)

Dividends paid on class A preferred

shares, Series I

-

-

(63,600)

Income available to common

shareholders

$(2,318,452)

$(468,165)

$(1,372,313)

Basic and diluted loss per share under

US GAAP

$(0.08)

$(0.02)

$(0.07)

(i)

Deferred development costs:

Under US GAAP, development costs are expensed as incurred.  The Company’s policy under Canadian GAAP is disclosed in note 3(m).

(ii)

Stock-based compensation:

The Company has elected under Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock Compensation, to account for employee stock options using the intrinsic value method.  This method is described in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.  Because the exercise price of the Company’s employee stock options is equal to or greater than the market value of the underlying stock on the date of grant, no compensation cost is required to be recognized under APB 25.

Under US GAAP, stock-based compensation granted to non-employees is recorded at the fair market value of the options and warrants granted as the services are provided and the securities are earned.  This compensation, determined using the Black-Scholes option pricing model, is expensed over the vesting periods of each option and warrant granted.  Under Canadian GAAP, no compensation cost is required to be recognized for stock-based compensation granted to non-employees prior to April 1, 2002.

(iii)

Convertible loan:

Under US GAAP, the entire convertible loan described in note 11 would be classified as a liability and there would be no value assigned to the conversion option classified in equity for Canadian GAAP purposes.  Consequently, no accretion calculation is required, and the entire amount of related financing costs are considered to be deferred financing costs and amortized over the term of the loan.  When converted, the fair value of the proceeds allocated to the warrants would be recognized as an additional discount in interest expense.  The total fair value of the proceeds allocated to all warrants was $527,893 at the commitment date.

(iv)

Retirement allowance:

Under US GAAP, the retirement allowance of $234,667 recorded in 2001 would be disclosed as a component of earnings (loss) from operations.

(v)

Allocation of deficit to share capital:

Under US GAAP, the allocation of $11,479,313 of the deficit to reduce the stated value of share capital (see note 13(e)) does not meet the definition of a quasi-reorganization and the deficit would not have been reclassified.  Consequently, the deficit and share capital are increased by $11,479,313 for US GAAP purposes.

(b)

Reconciliation of consolidated balance sheets:

The impact of significant variations to US GAAP on the consolidated balance sheets are as follows:

2003

2002

Canadian

US

Canadian

US

GAAP

Adjustments

GAAP

GAAP

Adjustments

GAAP

Convertible loan - liabilities

$

3,610,180

$

27,320

$

3,637,500

$

3,467,213

$

170,287

$

3,637,500

Convertible loan - equity

373,735

(373,735)

-

373,735

(373,735)

-

Intangible assets

1,501,981

2,542

1,504,523

472,463

16,384

488,847

Share capital

7,736,061

11,479,313

19,215,374

846,650

11,479,313

12,325,963

Additional paid-in capital

296,379

1,181,034

1,477,413

-

1,154,299

1,154,299

Deficit

(3,375,131)

(12,311,390)

(15,686,521)

(448,039)

(12,413,780)

(12,861,819)

(c)

Recent accounting pronouncements:

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.  The Company is currently evaluating the impact of FAS No. 150 on its financial results.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS No. 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133.  FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.  The Company is currently evaluating the impact of FAS No. 149 on its financial results.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which requires the consolidation of a variable interest entity by the primary beneficiary.  FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity.  FIN 46 is applicable to variable interest entities created after January 31, 2003.  Entities created prior to February 1, 2003 must be consolidated effective July 1, 2003.  However, because the Company does not believe it has any variable interest entities, there is not expected to be any impact on its consolidated financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“FAS No. 148”), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  FAS No. 148 is effective for fiscal years ending after December 15, 2002 with earlier application permitted.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee.  The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002.  The Company has adopted FIN 45, which had no material impact on the results of operations.

In November 2002, FASB issued Emerging Issues Task Force 000-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).  EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables.  In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.  EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company is currently assessing the impact of this accounting pronouncement on its financial condition and results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS No. 146”), which addressees accounting reporting for costs associated with exit or disposal activities.  FAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework.  FAS No. 146 also established fair value as the objective for initial measurement or liabilities related to exit or disposal activities.  As a result, FAS 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring.  FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Company has adopted FAS No. 146, which had no impact on the results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS No. 144”), that replaces FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.  FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and certain other specified items, including those to be disposed of by sale, including discontinued operations.  FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less costs to sell.  Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.  FAS No. 144 is effective for fiscal years beginning after December 15, 2001.  The Company has adopted FAS No. 144, which had no impact on the results of operations.

22.

Subsequent events:

(a)

Subsequent to March 31, 2003, the Company was not able to meet the repayment terms of the principal portion of the convertible loan (note 11) maturing on June 7, 2003.  The holders of the convertible loan have not indicated what action, if any, is contemplated as a result of this non-repayment.

(b)

Subsequent to March 31, 2003, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices related to its interim financial statements issued during the year ended Mach 31, 2003.  As a result of this process, the Company has restated its previously issued interim financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002 and the three and nine months ended December 31, 2002.  These restated interim financial statements have not been audited.  The items that gave rise to these adjustments neither relate to nor impact the Company's consolidated financial statements for the year ended March 31, 2002.

CRYOPAK INDUSTRIES INC.

Consolidated Allowance for Uncollectible Accounts

Schedule 1

(Expressed in Canadian dollars)

Year ended March 31, 2003

Balance, March 31, 2000

$

56,416

Accounts collected during the year

(143,452)

Additional allowance provided

125,711

Balance, March 31, 2001

38,675

Accounts written off during the year

(68,608)

Additional allowance provided

61,424

Balance, March 31, 2002

31,491

Accounts written off during the year

(265,905)

Additional allowance provided

515,644

Balance, March 31, 2003

$

281,230

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 2

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Freight and brokerage fee

$

1,352,603

$

652,835

$

543,732

Purchases

4,516,392

2,667,543

1,534,280

Repair and maintenance

213,502

136,907

76,262

Testing charges

136,333

50,993

70,333

Rent, storage and utilities

418,780

225,939

206,549

Wages

2,016,731

839,265

674,155

$

8,654,341

$

4,573,482

$

3,105,311

CRYOPAK INDUSTRIES INC.

Consolidated Sales and Marketing Expenses

Schedule 3

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Bad debts

$

515,644

$

61,424

$

125,711

Marketing

963,252

290,504

542,210

Royalties

203,546

88,016

69,154

Salaries and benefits

1,370,970

676,727

341,914

Transportation

110,775

81,765

43,166

Travel and entertainment

606,560

303,251

250,402

$

3,770,747

$

1,501,687

$

1,372,557

Consolidated Administration Expenses

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Corporate printing, financial and
public relations

$   252,578

$261,051

$143,898

Management and consulting fees

1,516,058

423,896

377,929

Office supplies and stationery

251,322

198,784

130,497

Professional fees

582,851

342,496

222,518

Rent

101,156

70,807

66,130

Salaries and benefits

95,000

98,980

66,660

Telephone

78,880

68,262

72,659

Filing, listing and transfer agent fees

35,600

26,463

17,697

$2,913,445

$1,490,739

$1,097,988

Cryopak Form 20-F 0 FY2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ending March 31, 2003 which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  In the past few years, we have made two acquisitions that have materially impacted operating results.  In September 2000, we acquired the Northland group of companies.  The results of operations for Fiscal 2001 include the operations of Northland from the date of acquisition. In October 2002, we acquired the Ice-Pak group of companies.  The results of operations for Fiscal 2003 include the operations of the Ice-Pak group of companies from the date of acquisition.

Business Overview

Cryopak is a leading provider of temperature controlling products.  We develop, manufacture and market quality temperature controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel paks and instant hot and cold packs.  Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  Our products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With more than 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold chain management programs.

Recent Acquisitions, Divestitures and Strategic Alliances

On October 25, 2002, we completed the acquisition of all the outstanding shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”) in Montreal, Quebec.  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  We acquired Ice-Pak for a cost of $5,920,247 plus contingent consideration of $500,000 in notes payable based on Ice-Pak achieving certain revenue targets over the period October 1, 2002 to September 30, 2003.  A portion of the consideration was Common Shares, currently held in escrow, which are to be released over the course of the next three years if Ice-Pak achieves certain revenue and gross margin targets.  The purchase of Ice-Pak provided us with an eastern manufacturing and distribution location, a broad list of new customers, an extension of its product line, and experienced management.

In April 2002, we completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one Common Share and one-half of one Common Share purchase warrant.  One whole warrant entitles the holder to acquire one Common Share at a price of $1.25 per share at any time prior to April 2004.  Finder’s fees totalling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The proceeds from the offering were used to fund the acquisition of Ice-Pak and the balance used for working capital purposes.

In March 2003, we entered into a marketing agreement with BioLargo Technologies Inc. (“BioLargo”) to jointly sell super-absorbent packaging products developed by BioLargo. Testing of the product is currently underway with potential end-users.

Summary Annual Consolidated Financial Information

Year Ended March 31

2003

2002

2001

(Dollars in thousands, except per share data)

Consolidated Statements of Operations Data:

Sales	$14,198	$8,453	$5,322
Cost of sales	8,654	4,574	3,105

Gross Profit	5,544	3,879	2,217

Operating expenses:
Sales and marketing	3,771	1,502	1,373
General and administrative	2,913	1,491	1,098
Amortization	584	338	336
Interest on bank operating line	116	59	34

Total operating expenses	7,384	3,390	2,841

Income/loss from operations	(1,840)	489	(624)

Other expenses (earnings)
Retirement allowance	--	--	235
Other income	(197)	(19)	(74)
Interest on long-term debt and other finance costs	778	782	606
	581	763	767

Net loss for the year	$(2,421)	$(274)	$(1,391)

Basic loss per share	$(0.08)	$(0.01)	$(0.07)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$ Nil	$ 43	$ 23
Working capital	(3,852)	464	536
Total assets	15,954	7,377	6,387
Long-term obligations	700	4,035	3,858
Total liabilities	11,091	6,999	5,815
Preferred stock	--	--	--
Total shareholders’ equity	4,863	378	572

Summary Quarterly Consolidated Financial Information

(Dollars in thousands, except per share data)

	Fiscal 2003				Fiscal 2002
Quarter ended	Jun(1)	Sep(1)	Dec(1)	Mar	Jun	Sep	Dec	Mar

Revenue	$2,707	$2,700	$3,780	$5,011	$2,079	$2,272	$2,444	$1,658
Net earnings /(loss)	169	(295)	(325)	(1,969)	77	116	74	(541)
Basic EPS	0.01	(0.01)	(0.01)	(0.06)	0.00	0.01	0.00	(0.02)

(1)

The Consolidated Financial Information for these periods has been restated. See below.

Restated Financial Statements

Subsequent to the filing of our interim financial statements for the three and nine months ended December 31, 2002, we became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, our accounting practices.  As a result of this process, we became aware of certain accounting issues reported during the Fiscal 2003 reporting periods.  We undertook a detailed review of these financial statements and as a result, restated our previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact our consolidated financial statements for the Fiscal 2002 and Fiscal 2003.

The following table provides information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings/(loss) amounts previously reported in our published unaudited interim quarterly consolidated financial statements.

Effects on net earnings (loss)

	Three months ended			Nine months ended December 31, 2002
	June 30, 2002	September 30, 2002	December 31, 2002
Revenue adjustments	$ (183)	$ (261)	$ 34	$ (410)
Inventory adjustments	-	(219)	(82)	(301)
Stock compensation charges	(12)	(26)	(19)	(57)
Prepaid expense adjustments	- -	(121)	(16)	(137)
Purchase price adjustments		-	(118)	(118)
Total effect on net earnings/(loss)	$ (195)	$ (627)	$ (201)	$ (1,023)

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, investments, prepaid expenses, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

•

We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

•

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

•

We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

•

We have acquired specialized capital assets, which in some cases would have little value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

Results of Operations

Sales and Gross Profit

Sales for Fiscal 2003 were $14.2 million, an increase of 68% over sales of $8.5 million in Fiscal 2002. The increase in sales occurred because of the acquisition of Ice-Pak in October 2002 and the year over year increase in sales of our existing products. Sales for Fiscal 2003 from the Ice-Pak division were $3.5 million. Generally, we experienced consistent sales growth in all our markets.

Gross margin decreased over the prior fiscal year due to a number of factors.  We experienced increases in materials costs.  Our raw materials include chemicals produced by the petro-chemical industry and the world-wide increase in the price of oil caused our suppliers to increase their prices to us.  The Canadian dollar increased in value relative to the US dollar during the last two quarters of Fiscal 2003.  Most of our sales are denominated in US dollars and nearly all our raw materials costs and all our labour costs are incurred in Canadian dollars.  Therefore, when we translated the US sales into Canadian dollars, we recorded lower sales.  We also experienced higher shipping costs in the latter part of the fiscal year due to fuel surcharges charged to us by our transportation vendors.  As well, in the fourth quarter of Fiscal 2003, we made a $109,000 provision for inventory obsolescence.

Our sales and gross margin increased in Fiscal 2002 over Fiscal 2001 because of the inroads we made in the pharmaceutical packaging segment and because of the increased activity in the retail sales of Flexible Ice™ Blankets.  Both these products have higher margins than the gel pak business, which are more or less commodity products.

Geographic Revenues

For Fiscal 2003, sales to the United States represented 78.6% of our overall sales, as compared to 66.5% of the total in Fiscal 2002. Sales to the United States increased by 99% to $11.2 million, but the rate of increase was adversely affected by the slower economic conditions in the US and the strengthening Canadian dollar relative to the US dollar.  Sales to our Canadian customers remained virtually constant at $2.9 million for Fiscal 2003 as compared to $2.8 million in Fiscal 2002.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses totalled $3.8 million or 26.6% of sales in Fiscal 2003 compared with $1.5 million or 17.8% of sales in Fiscal 2002.  The increase in expenses was due to the addition of sales personnel in our Vancouver, B.C. office and the addition of a US-based sales manager as we ramped up our sales effort in anticipation of revenue growth in excess of what was achieved.  Due to our increased sales activities in the United States we also incurred more commission expenses to outside brokers.

In addition, we produced some advertising media for market testing in specific areas in order to determine consumer responses to our retail products.  We also incurred product development and similar costs in pursuit of the pharmaceutical packaging segment.  Finally, we also experienced some difficulties collecting our accounts receivable so we substantially increased our accounts receivable reserve in the fourth quarter of Fiscal 2003.

The increase in sales and marketing expenses in Fiscal 2002 over Fiscal 2001 was $129,000.  However, as a percentage of sales, Fiscal 2002 expenses represented 17.8% of sales compared with 25.8% of sales in Fiscal 2001. This period was marked by increased sales costs due to the inclusion of Northland’s sales staff.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, and general management, along with legal and accounting expenses and other professional services.

General and administrative costs totalled $2.9 million or 20.5% of sales in Fiscal 2003 compared with $1.5 million or 17.6% of sales in Fiscal 2002.  General and administrative expenses increased by 95% due to the increased use of outside professionals during the year, the incremental management and administration personnel from the Ice-Pak acquisition, higher legal and accounting costs, and an increased focus on investor relations activities.

Total administration expenses increased from $1.1 million in Fiscal 2001 to $1.5 million in Fiscal 2002.  The main increase was due to increased professional fees (legal and accounting) resulting from the pursuit of acquisition targets. In addition, our corporate printing, financial and public relations expenses were higher in the period.

Amortization

Our amortization expenses increased in Fiscal 2003 due to the purchase of Ice-Pak.  We allocated $1.4 million of the purchase price to customer relationships, which is being amortized over five years.  The consolidated results of operations also include the additional amortization expenses incurred from the amortization of the Ice-Pak capital assets acquired.

Other Income/Expense

During Fiscal 2003, we incurred $0.9 million of interest expense because of borrowings on our revolving credit facility and the convertible loan agreement.  In addition, we paid interest on the notes payable incurred as a result of the Ice-Pak acquisition.  We also re-valued our sales to US customers downwards in the fourth quarter of Fiscal 2003 to reflect the increasing value of the Canadian dollar and made the offsetting entry to our foreign exchange gain account.

Net Loss

Net loss per Common Share in Fiscal 2003 was $0.08 on a weighted average of 29,850,272 Common Shares outstanding compared to a loss $0.01 per Common Share in Fiscal 2002.

Liquidity and Capital Resources

Cash Resources and Liquidity

At March 31, 2003, we had negative working capital of $3.8 million as compared to positive working capital of $0.5 million for the year ended March 31, 2002.  At March 31, 2003 our short-term obligations include accounts payable and accrued liabilities, the convertible loan agreement, notes payable, deferred revenue, and the current portion of notes payable and capital leases.

The decrease in working capital was primarily due to the inclusion of the $3.6 million convertible loan in current liabilities. The convertible loan matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, the Company did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the matured $3.6 million convertible loan remains outstanding.  We continue to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

Accounts receivable at March 31, 2003 was $4.0 million as compared to $1.9 million at the end of Fiscal 2002.  Inventory totals for March 31, 2003 were $2.2 million, up from $0.8 million at March 31, 2002. The increased investment in accounts receivable and inventory is attributable to the increased sales volumes and the addition of the Ice-Pak companies.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totalling $6 million, secured by accounts receivable and inventory, subject to margin limits.  At March 31, 2003, this limit was $3.4 million and $2.6 million was drawn on the line.  This facility is due on demand and bears interest at prime plus 1.0% per annum. The Company is currently in breach of certain financial covenants but the lender is permitting the Company to use the facility so long as we remain within the loan margin limits.

Cash Flow from Operations

Cash used in operations was $1.4 million in Fiscal 2003 compared with cash flow from operations of $0.1 million in Fiscal 2002.  Cash used in operations, before changes in non-cash working capital items, was $1.4 million in Fiscal 2003 as compared with cash from operations of $0.4 million in Fiscal 2002.

Investing Activities

On October 25, 2002, the Company completed the acquisition of the shares of Ice-Pak. The cost of this acquisition was allocated as follows:

Cash

$        5,591

Current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

   3,558,818

Total assets acquired

7,772,768

Current liabilities

   1,852,521

Purchase price

$ 5,920,247

The acquisition of these assets was financed with the proceeds of the private placement referred to below under the heading “Financing Activities”.

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During Fiscal 2003, 2002 and 2001, we spent $363,374, $80,314 and $40,522 respectively for purchase of capital assets, the majority of which was for computer hardware, computer software, and manufacturing equipment necessary to support the growth of our business.

Financing Activities

In April 2002, we completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one Common Share and one-half of one Common Share purchase warrant.  One whole warrant entitles the holder to acquire one Common Share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totalling $525,000 and an additional 375,000 warrants were paid in connection with this private placement. The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost. The proceeds from the offering were used to fund the acquisition of Ice-Pak and the balance used for working capital purposes.

Summary of Debt

Long term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations. These amounts are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)
Current portion	$ 3,987,271	3,610,180	166,667	210,424
Long term portion	699,537	______--	333,333	366,204
Total	$ 4,686,808	3,610,180	500,000	576,628

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution.

(2)

The balance due to the note holders is due to be paid in three equal instalments of $133,333 in October of 2003, 2004 and 2005.  The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2004 to 2007 and at various interest rates ranging from 10.3% to 18%.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Outlook

Our short-term business goal is to generate positive cash flow while re-building our platform for future growth. Our new management team has reduced all non-essential spending, we are undergoing a process of reviewing our product lines to see where we can improve our margins, and we are installing a new management information system so that we have the information to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and externally by strategic acquisitions.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

August 15, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position